PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America" **82-4025**

GLOBEX

(GMX: Toronto Stock Exchange)

[redacted]13,191,935 shares issued and outstanding

September 03, 2003

QUEENSTON TO SPEND $8 MILLION TO EARN 50% INTEREST IN GLOBEX'S DUQUESNE WEST GOLD PROJECT

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce that Queenston Mining Inc. (QMI: TSX) has delivered a binding letter of intent to option 50% interest in the Duquesne West gold project near Duparquet, Quebec, from Globex's partner since 1984, Géoconseils Jack Stoch Ltée (GJSL). In order to earn its full interest, Queenston must make certain cash and stock payments to GJSL and carry Globex for an initial $8 million of exploration expenditure.

Once Queenston completes the initial $8 million expenditure, it will have the option of acquiring an additional 10% interest from Globex by delivering to Globex a bankable feasibility study, defined as a document upon which a bank is prepared to fund production financing. Should Queenston elect not to proceed to a bankable feasibility study, it will forfeit a 1% interest in the project with Globex becoming majority owner and project manager.

To recap, the most recent diamond drill campaign (2002) on the property resulted in the discovery of the LIZ Zone which was intersected in two drill holes 360 feet (110 metres) vertically apart and the NIP Zone which gave the following results.

Zone	DDH Number	Gold Grade & Length (Metric)	Gold Grade & Length (Imperial)
LIZ	DQ-02-02	6.86 g/t over 11.15 m	0.20 oz/T over 36.6 ft
*LIZ	DQ-02-10	5.48 g/t over 11.40 m	0.16 oz/T over 37.7 ft
NIP	DQ-02-09	9.90 g/t over 3.50 m	0.29 oz/T over 11.5 ft

*** 110 metres (360 ft) below hole DQ-02-02**

The new discoveries are in addition to 10 previously discovered gold zones which intersected values of, for example, up to 1.56 oz/T Au over 35 feet (54.5 g/t Au over 10.6 metres) in the Fox Zone.

In January 2003, J. Reddick, P. Geo. (Reddick Consulting Inc.) was engaged to perform a 43-101 conformable tonnage evaluation which resulted in the following inferred resources projections.

Grade	Tonnage	Grade (uncut)
5 grams cut-off	664,661 tonnes	11.44 g/t Au (0.33 oz/T)
4 grams cut-off	1,067,033 tonnes	8.89 g/t Au (0.26 oz/T)

Globex is pleased to be associated with Queenston in this project, especially considering their technical expertise and long term commitment to mineral development in the north of Ontario and Quebec.

Globex holds a diversified portfolio of mineral properties, including 30 gold prospects, 22 of which are advanced projects, a number of base metal projects, two diamond projects and one magnesium-talc project. Management is currently in discussions with parties interested in optioning various properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

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Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com